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PRICING SUPPLEMENT NO. 10 DATED May 22, 1998                      Rule 424(b)(3)
(To the Prospectus Dated May 1, 1996,                         File No. 333-02461
and the Prospectus Supplement dated May 16, 1996)


                        AIR PRODUCTS AND CHEMICALS, INC.
                           MEDIUM-TERM NOTES, SERIES F
                DUE FROM 9 MONTHS TO 30 YEARS FROM DATE OF ISSUE
                              FLOATING-RATE NOTES*
                                  -------------

TRADE DATE:                         May 22, 1998                                   PRINCIPAL AMOUNT:         $50,000,000
ORIGINAL ISSUE DATE:                June 15, 1998                                  FACE AMOUNT:              $50,000,000
MATURITY DATE:                      December 15, 2016                              ISSUE PRICE:              Par


SPECIFIED CURRENCY:                 U.S. Dollars
EXCHANGE RATE AGENT:                N/A
U.S. DOLLAR PAYMENT OPTIONS:        N/A


PURCHASER:                          AIG Financial Securities Corp.
PLACEMENT FEE:                      $175,000
NET PROCEEDS TO ISSUER:             $49,825,000


BASE RATE:                          | | Commercial Paper Rate
                                    |X| LIBOR
                                    | | Treasury Rate
                                    | | Other:

INITIAL INTEREST RATE:              To be determined on June 11, 1998

INTEREST PAYMENT DATES:             See "Additional Terms - Interest Rates" below
INTEREST DETERMINATION DATES:       See "Additional Terms - Interest Rates" below
INTEREST RESET PERIOD:              See "Additional Terms - Interest Rates" below
INTEREST RESET DATES:               See "Additional Terms - Interest Rates" below

INDEX MATURITY:                     N/A
SPREAD:                             See "Additional Terms - Interest Rates"
SPREAD MULTIPLIER:                  N/A

MAXIMUM INTEREST RATE:              N/A
MINIMUM INTEREST RATE:              N/A

CALCULATION AGENT:                  AIG Financial Securities Corp.


GLOBAL NOTE:                        |X|  Yes         | |  No
FORM:                               |X|  Book-Entry  | |  Certificated
DEPOSITARY:                         The Depository Trust Company
DENOMINATIONS:                      $100,000 and any larger amount that is an
                                    integral multiple of $1,000


REDEMPTION:                         |X|  The Notes cannot be redeemed prior to
                                         maturity
                                    | |  The Notes may be redeemed prior to
                                         maturity
                                    Terms of Redemption:


REPAYMENT:                          | |  The Notes cannot be repaid prior to
                                         maturity
                                    |X|  The Notes may be repaid prior to
                                         maturity
                                    Terms of Repayment:  See Additional Terms -
                                    Put Option below


* During the Floating Rate Period (as defined below), the Notes will bear interest at a floating rate; thereafter, during the Fixed Rate Period (as defined below), if the Put Notice (as defined below) is not given, the Notes will bear interest at a fixed rate.
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ADDITIONAL TERMS

         The Notes are described in the Prospectus and the Prospectus Supplement for Medium Term Notes, Series F, referenced above, and reference is made thereto for a detailed summary of additional provisions of the Notes. The description of the particular terms of the Notes set forth in this Pricing Supplement supplements, and to the extent inconsistent therewith replaces, the description of the terms and provisions of the "Securities" in the Prospectus and the Notes in the Prospectus Supplement. Capitalized terms used but undefined herein shall have the meanings given such terms in such Prospectus and Prospectus Supplement.


INTEREST RATES

         During the period commencing with the Original Issue Date to December 17, 2001 (the "Floating Rate Period"), the Notes will bear interest at a floating rate equal to 6-month USD LIBOR (Telerate p. 3750) less 1.00%.
Interest during the Floating Rate Period will be payable semi-annually in arrears on each June 15 and December 15, commencing December 15, 1998 (each a "Floating Rate Interest Payment Date"), to the person in whose name a Note is registered on the fifteenth day (whether or not a Business Day) immediately preceding the applicable Floating Rate Interest Payment Date. During the Floating Rate Period, the interest rate shall initially be set on the second London Business Day prior to the Original Issue Date and thereafter shall be reset semi-annually on the second London Business Day prior to each Floating Rate Interest Payment Date and shall be computed on the basis of the actual number of days elapsed in such period for a 360-day year.
         If the Calculation Agent has not given the Put Notice (as defined below) (see Additional Terms - Put Option and Reset of Interest Rate for Fixed Rate Period), then during the period from the Put/Reset Date (as defined below) through the Maturity Date (the "Fixed Rate Period"), the Notes will bear interest at a fixed rate calculated as described below (see "Additional Terms - Reset of Interest Rate for Fixed Rate Period"). Interest during the Fixed Rate Period will be payable semi-annually in arrears on each June 15 and December 15, commencing June 15, 2002 (each a "Fixed Rate Interest Payment Date"), to the person in whose name a Note is registered on the June 1 or December 1 (whether or not a Business Day) immediately preceding the applicable Fixed Rate Interest Payment Date. The amount of interest payable during the Fixed Rate Period will be computed and paid on the basis of a 360-day year of twelve 30-day months.


PUT OPTION

         The Calculation Agent has the right to require the Company to repurchase all (but not less than all) of the Notes on December 17, 2001 (the "Put/Reset Date") at a purchase price equal to 100% of the principal amount thereof by delivering written notice thereof to the Company on behalf of all (but not fewer than all) holders of the Notes (the "Put Notice"). Such Put Notice shall be given no later than 9:00 a.m. (New York time) on December 10, 2001 (the "Notification Date"). The Calculation Agent shall give the Put Notice if the holders of a majority in principal amount of the Notes requests the Calculation Agent to give the Put Notice, in which event the Put Notice shall be binding on all Noteholders; the Calculation Agent shall not give the Put Notice absent such request of the holders of a majority in principal amount of the Notes. In the event the Put Notice is timely given, the Company shall repurchase the Notes at their principal amount plus accrued but unpaid interest (if any) on the Put/Reset Date.

         IF REQUIRED BY THE CALCULATION AGENT, EACH HOLDER SHALL INDICATE ITS ELECTION TO HAVE THE CALCULATION AGENT DELIVER THE PUT NOTICE TO THE COMPANY BY DELIVERING WRITTEN NOTICE OF SUCH ELECTION TO THE CALCULATION AGENT BY NO LATER THAN 12:00 NOON (NEW YORK TIME) ON DECEMBER 6, 2001.


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RESET OF INTEREST RATE FOR FIXED RATE PERIOD

         If the Calculation Agent has not delivered the Put Notice to the Company in accordance with the terms set forth under "Additional Terms - Put Option," the Company and the Calculation Agent, on the Notification Date shall undertake the following actions to calculate the fixed rate of interest to be paid on the Notes during the Fixed Rate Period. All references to specific hours are references to prevailing New York time. Each notice, bid or offer (including those given by the Reference Dealers [as defined below]) shall be given telephonically and shall be confirmed as soon as possible by facsimile to each of the Calculation Agent and the Company. The times set forth below are guidelines for action by the Company and the Calculation Agent, and each shall use its best efforts to adhere to such times. The Company shall use its best efforts to cause the Reference Dealers to take all actions contemplated below in as timely a manner as possible.

         UNLESS THIS REQUIREMENT IS WAIVED BY THE CALCULATION AGENT BY NOTICE TO HOLDERS, EACH HOLDER SHALL INDICATE ITS ELECTION TO SELL ITS NOTE TO, AND PURCHASE DESIGNATED TREASURY BONDS FROM, THE FINAL DEALER OR FINAL DEALERS (AS DEFINED BELOW) IN ACCORDANCE WITH THE TERMS SET FORTH IN PARAGRAPH (h) BELOW BY NOTIFYING THE CALCULATION AGENT OF SUCH ELECTION BY NO LATER THAN 9:15 A.M. (NEW YORK TIME) ON DECEMBER 10, 2001. IF THE CALCULATION AGENT WAIVES SUCH NOTICE REQUIREMENT, THE CALCULATION AGENT SHALL ELECT ON BEHALF OF ALL HOLDERS WHETHER TO COMMIT ALL HOLDERS TO SELL NOTES AND PURCHASE DESIGNATED TREASURY BONDS PURSUANT TO PARAGRAPH (h) BELOW. IF THE CALCULATION AGENT DOES NOT WAIVE THE FOREGOING NOTICE REQUIREMENT, THE CALCULATION AGENT WILL NOT SELL ANY NOTES PURSUANT TO PARAGRAPH (h) BELOW UNLESS HOLDERS OF A MAJORITY IN PRINCIPAL AMOUNT OF THE NOTES REQUEST THAT THE CALCULATION AGENT SELL SUCH HOLDERS' NOTES TO,
AND COMMIT SUCH HOLDERS TO PURCHASE DESIGNATED TREASURY BONDS FROM, THE FINAL DEALER OR FINAL DEALERS (AS DEFINED BELOW), IN WHICH CASE, THE CALCULATION AGENT WILL COMMIT ALL HOLDERS TO SELL ALL NOTES HELD BY ALL HOLDERS AND WILL COMMIT SUCH HOLDERS TO PURCHASE DESIGNATED TREASURY BONDS PURSUANT TO PARAGRAPH (h) BELOW.


         (a) At 9:00 a.m., the Company shall provide to the Calculation Agent the following:

                  (i) the names of four financial institutions that deal in the Company's debt securities and have agreed to participate as reference dealers in accordance with the terms set forth below (the "Reference Dealers") and, for each Reference Dealer, the name of and telephone and facsimile numbers for an individual who will represent such Reference Dealer; and

                  (ii) the Company's good faith estimate of the spread to the then-prevailing yield on 10-year Treasury bonds at which the Reference Dealers would purchase, on an all-in basis, $50,000,000 (or, if less, the aggregate principal amount of the Notes outstanding) principal amount of senior unsubordinated unsecured debt securities of the Company having a maturity of 15 years (the "Estimated Spread") for settlement on the Put/Reset Date.


         (b) At 9:15 a.m., the Calculation Agent shall provide to the Company the following:

         (i) the Calculation Agent's good faith estimate, based on the Estimated Spread, of the premium to par at which the Reference Dealers would purchase the Notes (the "Estimated Premium"), assuming for such purpose a resetting of the Interest Rate as provided below;


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                  (ii) the 10-year Treasury bond yield determined at or about such time (the "Designated Treasury Yield") based on an issue of 10-year Treasury bonds chosen by the Calculation Agent (the "Designated Treasury Bonds"); and

                  (iii) the aggregate principal amount of the Designated Treasury Bonds that the holders will purchase (the "Hedge Amount"), in the event that the Notes are sold to one or more Reference Dealers in accordance with paragraph (h) below.


         (c) Immediately upon receipt of the information provided by the Calculation Agent in paragraph (b) above, the Company shall undertake the following:

                  (i) request that each Reference Dealer provide to the Calculation Agent an indicative bid, on an all-in basis, expressed as a spread to the Designated Treasury Bonds (using for such purposes the Designated Treasury Yield), at which such Reference Dealer would purchase Notes in a principal amount of the Notes outstanding on December 10, 2001 (the "Note Amount") at a price equal to 100% plus the Estimated Premium (the lowest of such spreads, the "Indicative Spread"); and

                  (ii) notify each Reference Dealer that it will subsequently be requested to provide (A) a firm bid to purchase Notes in a principal amount equal to the Note Amount at a price equal to 100% plus a premium to be specified as provided in paragraph
                  (e) below and (B) a firm offer to sell Designated Treasury Bonds in a principal amount equal to the Hedge Amount at a price based on the Designated Treasury Yield.


         (d) At 9:30 a.m., the Calculation Agent shall calculate and provide to the Company the "Final Premium," which shall equal the present value (expressed as a percentage rounded to four decimal places) of the Treasury Rate Difference applied over the thirty semi-annual periods from the Put/Reset Date to the Maturity Date, discounted at the Discount Rate, where:

                  (i) "Treasury Rate Difference" shall mean 6.00% (the "Initial Treasury Yield") minus the Designated Treasury Yield; and

                  (ii) "Discount Rate" shall mean (A) the sum of the Designated Treasury Yield plus the Indicative Spread divided by (B) 2.


         (e) Immediately after the Calculation Agent has made the calculations set forth in paragraph (d) above, the Calculation Agent shall contact each of the Reference Dealers and request that each Reference Dealer provide to the Calculation Agent the following firm bid and firm offer for the benefit of the holders (which bid and offer shall remain firm for 15 minutes):

                  (i) a firm bid, on an all-in basis, expressed as a spread to the Designated Treasury Bonds (using, for such purposes, the Designated Treasury Yield), at which such Reference Dealer would purchase Notes in a principal amount equal to the Note


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                  Amount at a price equal to 100% plus the Final Premium for settlement on the Put/Reset Date (the lowest of such spreads being the "Final Spread"); and

                  (ii) a firm offer, on an all-in basis, to sell Designated Treasury Bonds in a principal amount equal to the Hedge Amount at a yield equal to the Designated Treasury Yield for settlement on the Put/Reset Date.

         (f) At 9:45 a.m., the Calculation Agent shall provide to the Company notice of the Final Spread (the Reference Dealer providing the Final Spread being the "Final Dealer"; provided, that if two or more Reference Dealers shall have quoted such spread, the Company shall determine which of such Reference Dealers shall be the Final Dealer or the Final Dealers and, in the latter case, the allocation to be made between them); and the Interest Rate on the Notes shall be adjusted and shall equal, effective from and including the Put/Reset Date to the Maturity Date, the Initial Treasury Yield plus the Final Spread.


         (g) At 9:50 a.m., the Calculation Agent shall notify the Company and the Final Dealer of whether the Notes will be sold to the Final Dealer; and,


         (h) If the Calculation Agent elects to sell the Notes as provided in paragraph (g) above, the holders shall (A) sell Notes to the Final Dealer or Final Dealers in a principal amount equal to the Note Amount at a price equal to 100% plus the Final Premium and (B) shall purchase Designated Treasury Bonds from the Final Dealer or Final Dealers in a principal amount equal to the Hedge Amount at a price based on the Designated Treasury Yield, in each case for settlement on the Put/Reset Date and in the case of more than one Final Dealer, in accordance with the allocation designated by the Company under paragraph (f) above.


         If the Calculation Agent determines that (i) a Market Disruption Event (as defined below) has occurred or (ii) two or more of the Reference Dealers have failed to provide indicative or firm bids or offers in a timely manner substantially as provided above, the steps contemplated above shall be delayed until the next trading day on which there is no Market Disruption Event and no such failure by two or more Reference Dealers. "Market Disruption Event" shall mean any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the establishment of minimum prices on such exchange; (ii) a general moratorium on commercial banking activities declared by either federal or New York State authorities; (iii) any material adverse change in the existing financial, political or economic conditions in the United States of America or elsewhere; (iv) an outbreak or escalation of major hostilities involving the United States of America or the declaration of a national emergency or war by the United States of America; or
(v) any material disruption of the U.S. government securities market, U.S. corporate bond market and/or U.S. federal wire system.


U.S. FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of certain U.S. Federal income tax considerations relating to the purchase, ownership and disposition of the Notes by an initial holder of the Notes. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated thereunder and current administrative rulings and court decisions currently in effect, all of which are subject to change, possibly with retroactive effect. This discussion does not deal with all U.S.



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Federal income tax considerations applicable to all categories of investors
(including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, and persons holding the Notes as part of a "straddle," "hedge" or "conversion transaction") some of whom may be subject to special rules. In addition, this summary is limited to holders who will hold the Notes as capital assets within the meaning of section 1221 of the Code. This summary also does not discuss any aspect of state, local or foreign taxation. Persons considering the purchase, ownership or disposition of the Notes should consult their own tax advisors concerning the U.S. Federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

         As used herein, a U.S. Holder is a holder of Notes who, for U.S. Federal income tax purposes, is (i) a citizen or resident of the Unites States,
(ii) a corporation or other entity taxable as a corporation organized under the laws of the Unites States or any political subdivision thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source, (iv) a trust, if a U.S. court is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) a person whose worldwide income or gain is otherwise subject to U.S. Federal income taxation on a net income basis.

TREATMENT OF NOTES

         The Notes will be subject to special rules set out in the Treasury Regulations governing contingent payment debt instruments (the "Regulations"). Under the Regulations, a U.S. Holder will be required annually to include interest in income in respect of the Notes determined by reference to (i) the annual yield the Company would pay, as of the issue date of the Notes, on a fixed rate note with no contingent payments, but with terms and conditions otherwise comparable to those of the Notes (the "comparable yield") and (ii) a "projected payment schedule" constructed for the Notes (as described below). Using the comparable yield and the projected payment schedule, rules are applied that are similar to the rules that apply for accruing original issue discount on a noncontingent debt instrument with that yield.

         In certain tax years, these rules will have the effect of requiring U.S. Holders to include interest in income in respect of the Notes prior to, and in excess of, the receipt of cash attributable to such income.

         More specifically, the amount of interest includable in income for a taxable year by a U.S. Holder will be the sum of the "daily portions" of interest with respect to the Note for each day during the taxable year or portion of the taxable year during which the U.S. Holder owns the Note. The "daily portion" is determined by allocating to each day in any "accrual period" a pro rata portion of the interest allocable to the accrual period. An accrual period may be any length of time selected by a U.S. Holder and may vary in length over the term of the Note, provided that each accrual period is no longer than one (1) year and each scheduled payment of principal or interest occurs either on the first or final day of an accrual period.

         The amount of interest allocable to an accrual period and includable in gross income is the product of the Note's "adjusted issue price" at the beginning of such accrual period and the comparable yield (adjusted for the length of the accrual period) described above. The "adjusted issue price" of the Note at the start of any accrual period is the sum of the issue price of such Note plus the accrued interest for each prior accrual period less any projected payments of interest deemed received for the prior accrual period, determined in the manner described below.

         The amount of interest deemed received in any accrual period is based on a "projected payment schedule" for the Notes, which the Company will construct. The projected payment schedule is a hypothetical schedule for payments on the Notes as of the issue date that would, if paid in the assumed amounts at the assumed times, produce the comparable yield over the life of the Notes (as described above). To construct the


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projected payment schedule, the Company will use the actual amounts and timing of payment that are known as of the issue date. Projections of payments that are to be determined based upon LIBOR during the Floating Rate Period or are to be determined based upon the reset mechanism will be based upon forward interest rates and similar market-based information.

         U.S. Holders are required to compute the difference between the actual payments made on the Notes during a taxable year and the projected payments for the year. If the actual payments made during the year exceed the projected payments, the excess is treated as an additional payment of interest. If the actual payments are less than the projected payments, the difference first reduces the amount of interest otherwise taken into account for the year computed using the comparable yield, and any excess (the "excess negative adjustment") is treated as an ordinary loss for the U.S. Holder to the extent of the interest that was included in the U.S. Holder's income in respect of the Notes in prior taxable years (as reduced by any excess negative adjustments taken into account in such prior years). Any remaining excess negative adjustment is carried forward and treated as a negative adjustment for the succeeding taxable year. Any excess negative adjustment carryforward not ultimately used to offset future interest accruals will reduce the amount realized on the sale, redemption or other disposition of the Notes.

         The comparable yield and projected payment schedule will be available from the Treasury Department of Air Products and Chemicals, Inc., 7201 Hamilton Boulevard, Allentown, PA 18195-1501. A U.S. Holder is required to use the comparable yield and projected payment schedule determined by the Company in determining its interest accruals in respect of the Notes, unless such U.S. Holder timely discloses and justifies on its Federal income tax return the use of a different comparable yield and projected payment schedule to the Internal Revenue Service (the "IRS").

         THE COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE IS NOT PROVIDED FOR ANY PURPOSE OTHER THAN THE DETERMINATION OF A U.S. HOLDER'S INTEREST ACCRUALS IN RESPECT OF THE NOTES, AND THE COMPANY MAKES NO REPRESENTATION REGARDING THE ACTUAL AMOUNT OF PAYMENTS WITH RESPECT TO THE NOTES, WHICH MAY BE LESS THAN THE PROJECTED PAYMENTS.

         Upon the sale, redemption or other disposition of a Note, a U.S. Holder will recognize gain or loss equal to the difference, if any, between its amount realized and the U.S. Holder's adjusted tax basis in such Note. A U.S. Holder's adjusted tax basis in a Note will generally equal the amount it paid for the
Note increased by the amount of interest with respect to the Note previously included in such U.S. Holder's income, and decreased by the projected amount of interest payments deemed to have been received by such U.S. Holder before such sale, redemption or other disposition. The amount realized will generally equal the amount received in connection with the sale, redemption or other disposition of the Note (or, in the case of the retirement of a Note at maturity, the projected amount payable to the U.S. Holder at such maturity), reduced by any excess negative adjustment not taken into account in a prior taxable year.

         Any gain recognized in connection with the sale, redemption or other disposition of a Note will be treated as interest income. Generally, any loss recognized will be ordinary loss to the extent of any interest that was included in the U.S. Holder's income in respect of the Note in prior taxable years (as reduced by any excess negative adjustments taken into account in such prior years). Any remaining loss will generally be capital loss.

         In general, information reporting requirements will apply to all payments in respect of a Note made within the United States to a non-corporate U.S. Holder and "backup withholding" at a rate of 31% will apply to such payments if the U.S. Holder fails to provide an accurate taxpayer identification number or is notified by


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the IRS that it has failed to report all interest and dividends required to be shown on its Federal income tax returns.



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